Filed Pursuant to Rule 424(b)(2)

Registration No. 333-223355

THE INFORMATION IN THIS PRELIMINARY PRICING SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND PROSPECTUS SUPPLEMENT ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion

Preliminary Pricing Supplement Dated March 5, 2020

Pricing Supplement No. 5, dated March    , 2020,

to the Prospectus, dated March 1, 2018, and

the Prospectus Supplement, dated March 1, 2018.

$

PRUDENTIAL FINANCIAL, INC.

% MEDIUM-TERM NOTES, SERIES E

DUE MARCH 10, 2026

UNDERWRITER AND PRINCIPAL AMOUNT:
BNP Paribas Securities Corp.	$
BofA Securities, Inc.	$
Deutsche Bank Securities Inc.	$
HSBC Securities (USA) Inc.	$
Morgan Stanley & Co. LLC	$
TOTAL	$

The note being purchased has the following terms:

STATED MATURITY: March 10, 2026

SPECIFIED CURRENCY: U.S. dollars

principal: U.S. dollars

interest: U.S. dollars

exchange rate agent: Not applicable

TRADE DATE: March 5, 2020

ORIGINAL ISSUE DATE: March 10, 2020

ORIGINAL ISSUE PRICE:                %

UNDERWRITERS COMMISSION:                %

NET PROCEEDS TO PRUDENTIAL FINANCIAL, INC. (before expenses):                % or $

AMORTIZING NOTE: Not applicable

ORIGINAL ISSUE DISCOUNT NOTE: Not applicable

EXTENDIBLE NOTE: Not applicable

FORM OF NOTE:

master global form only: Yes

non-global form available:

CUSIP/ISIN:

REDEMPTION AND REPAYMENT: Prior to February 10, 2026, redeemable at a redemption price equal to the greater of (a) 100% of the principal amount of the notes and (b) the discounted value at CMT rate plus 15 basis points, plus accrued and unpaid interest to but excluding the redemption date. On or after February 10, 2026, redeemable at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date.

INTEREST RATE IS FIXED: Yes

INTEREST RATE IS FLOATING: No

Base Rate:

Base Rate Source:

Initial Interest Rate:

Spread, if any:

Spread Multiplier, if any:

Interest Determination Dates:

Interest Reset Dates:

Interest Payment Dates:

Record Dates:

Index Maturity:

Maximum Interest Rate, if any:

Minimum Interest Rate, if any:

INTEREST PAYMENT DATES: Semi-annually on the 10th day of each March and September, starting September 10, 2020.

DAY COUNT FRACTION: The amount of interest payable for any interest period will be computed on the basis of a 360-day year of twelve 30-day months.

REPORTS AND EVENTS OF DEFAULT:

The indenture, to the extent relating to the notes offered hereunder, certain notes previously issued under the indenture and all future series of securities under the indenture, provides that any documents or reports that Prudential Financial, Inc. may be required to file with the Securities and Exchange Commission, or SEC, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after Prudential Financial, Inc. has filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, Prudential Financial, Inc. may have a separate obligation to file with the trustee documents or reports it is required to file with the SEC. Prudential Financial, Inc.’s failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of Prudential Financial, Inc.’s obligations under the notes offered hereunder will not be a remedy for its failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For certain other outstanding series of notes of Prudential Financial, Inc., acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for Prudential Financial, Inc.’s failure to file documents or reports with the trustee.

DEFEASANCE APPLIES AS FOLLOWS:

full defeasance—i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor: Yes covenant defeasance—i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor: Yes

RISK FACTORS:

An investment in the notes involves risks. You should carefully consider the risks described in this section of the pricing supplement, in the prospectus supplement, and in Item 1A of our most recent Annual Report on Form 10-K for our most recent fiscal year ended December 31 and other period reports that are incorporated by reference into the accompanying prospectus and prospectus supplement. The notes will not be an appropriate investment for you if you are not knowledgeable about significant features of these notes, about our financial condition, operations and business or about financial matters in general. Prudential Financial, Inc. cannot predict future risks or estimate the extent to which they may affect our financial performance.

The notes may not be a suitable investment for all investors seeking exposure to green assets.

We intend to allocate the net proceeds from the sale of the notes to existing or future investments in or financings of Eligible Green Assets (as defined below under “Use of Proceeds”). However, we have significant flexibility in allocating the net proceeds and there can be no assurance that we will be able to allocate the proceeds as intended. Neither the notes nor the indenture require us to use the proceeds as described under “Use of Proceeds” and any failure by us to comply with the anticipated use of proceeds or our obligations under our Green Bond Framework (as defined below) will not constitute a breach of or default under the notes or the indenture. Additionally, we may re-allocate the net proceeds in the event we determine in our discretion that the assets, businesses or projects receiving allocation no longer meet the criteria for Eligible Green Assets. We cannot assure you that the assets, businesses or projects to which we allocate the proceeds of the notes will meet, or continue to meet, investor criteria or expectations for sustainable finance products or with respect to sustainability performance. In particular, we cannot assure you that the allocation of the proceeds to investments in or financings of Eligible Green Assets will satisfy, whether in whole or in part, any present or future investor expectations or requirements, taxonomies or standards or other investment criteria or guidelines with which the investor or its investments are required to comply, whether by any present or future applicable laws or regulations, by its own bylaws or other governing rules or investment portfolio mandates, ratings criteria or other independent expectations (in particular with regard to any direct or indirect environmental, sustainability or social impact of any investments in or financings of Eligible Green Assets). None of the underwriters on this offering are responsible for assessing or verifying whether or not the assets, businesses or projects to which we allocate the proceeds of the notes meet the criteria described in “Use of Proceeds,” or for the monitoring of the use of proceeds. Any failure by us to allocate the net proceeds from the sale of the notes to investments in or financings of Eligible Green Assets or the failure of those investments or financings to satisfy investor expectations or requirements could have a material adverse effect on the market price of the notes.

No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any opinion or certification of any third party (whether or not solicited by us) that may be made available in connection with the issuance of the notes and, in particular, with respect to whether any Eligible Green Assets fulfill any environmental, sustainability, social and/or other criteria. For the avoidance of doubt, any such opinion or certification is not part of, or incorporated into, this pricing supplement. Any such opinion or certification is not, nor should be deemed to be, a recommendation by us or any other person to buy, sell or hold the notes. Any such opinion or certification is only current as of the date that opinion or certification was initially issued. Prospective investors must determine for themselves the relevance of any such opinion or certification and/or the information contained therein and/or the provider of such opinion or certification for the purpose of any investment in the notes.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS:

The following supplements the discussion in the prospectus supplement under “Certain Federal Income Tax Considerations” and is subject to the limitations and exceptions set forth therein.

Book/Tax Conformity

United States persons that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. It is not entirely clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, recently released proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

FATCA Withholding

On December 13, 2018, the Internal Revenue Service proposed regulations, upon which taxpayers can rely, that eliminate FATCA withholding (as defined in the prospectus supplement, dated March 1, 2018) on gross proceeds. For a discussion of FATCA withholding, see “Certain Federal Income Tax Considerations—FATCA Withholding” in the prospectus supplement, dated March 1, 2018.

SUPPLEMENTAL PLAN OF DISTRIBUTION:

Prudential Financial, Inc. estimates that the total offering expenses, excluding the underwriting discount and commission paid to the underwriters, will be approximately $                .

Singapore Securities and Futures Act Product Classifications—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), we have determined, and hereby notify all persons, that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

The selling restrictions for the following jurisdictions are amended in their entirety as follows:

European Economic Area and the United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2016/97/EU (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. This pricing supplement and the accompanying prospectus and prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the EEA or in the UK will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This pricing supplement and the accompanying prospectus and prospectus supplement are not a prospectus for the purposes of the Prospectus Regulation.

United Kingdom

In the United Kingdom, this pricing supplement and the accompanying prospectus and prospectus supplement are being distributed only to, and is directed only at, persons who are “qualified investors” (as defined in Article 2(e) of the Prospectus Regulation) who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “Relevant Persons”. In the United Kingdom, the notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, Relevant Persons. This pricing supplement and the accompanying prospectus and prospectus supplement and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this pricing supplement and the accompanying prospectus and prospectus supplement, or their contents. The notes are not being offered to the public in the United Kingdom. In addition, in the United Kingdom, the notes may not be offered other than by an agent that:

(a)

has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA would not apply to the issuer; and

(b)	has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

CONCURRENT OFFERINGS:

Concurrent with this offering of notes, we are also offering $             million aggregate principal amount of         % Medium-Term Notes, Series E, due March 10, 2030 (the “2030 Notes”) and $             million aggregate principal amount of         % Medium-Term Notes, Series E, due March 10, 2040 (the “2040 Notes”). Each series of notes is being offered separately and not part of a unit. No offering of any series of notes is conditioned on the offering of any other series of notes. We may sell these notes, the 2030 Notes, or the 2040 Notes, or two of the three series, or all three series.

USE OF PROCEEDS:

The net proceeds from the sale of the notes, after deducting the estimated expenses payable by Prudential Financial, Inc. and the underwriters’ discounts and commissions, will amount to approximately US$                .

The net proceeds from the sale of the notes are expected to be allocated exclusively to existing or future investments in or financings of assets, businesses or projects (“Eligible Green Assets”) that promote environmental sustainability and resiliency. The Eligible Green Assets are expected to meet the eligibility criteria set forth in Prudential Financial, Inc.’s green bond framework (the “Green Bond Framework”) in one or more of the following areas (“Eligible Categories”):

•	Renewable energy

•	Green buildings

•	Environmentally sustainable management of living natural resources and land use

•	Energy efficiency

•	Clean transportation

•	Sustainable water and wastewater management

•	Pollution prevention and control

An amount at least equal to the net proceeds will be earmarked for allocation to Prudential Financial, Inc.’s portfolio of Eligible Green Assets. Prudential Financial, Inc.’s portfolio of Eligible Green Assets will be dynamic with Eligible Green Assets maturing and new Eligible Green Assets being added. Net proceeds can be attributed to investments in or financings of Eligible Green Assets completed up to 36 months before the issuance of the notes. Pending the allocation or reallocation, as the case may be, of the net proceeds, Prudential Financial, Inc. expects to invest the balance of the net proceeds, at its own discretion, either in green bonds that are in line with the company’s investment guidelines and that follow the ICMA 2018 Green Bond Principles, or in cash and/or cash equivalents and/or other liquid marketable instruments.

Neither the notes nor the indenture requires Prudential Financial, Inc. to use the proceeds as described above and any failure of Prudential Financial, Inc. to comply with the foregoing or its obligations under its Green Bond Framework will not constitute a breach of or default under the notes or the indenture.

Process for Project Evaluation and Selection

Prudential Financial, Inc. will evaluate, review and validate which projects are eligible for inclusion in the portfolio of Eligible Green Assets based on the criteria required by the Green Bond Framework.

Reporting

A year after the issuance date of the notes, and every year thereafter until full allocation of the proceeds from the notes, Prudential Financial, Inc. will publish a report describing: (i) the net proceeds raised from the notes, (ii) the aggregate amounts of funds allocated to each of the Eligible Categories, and (iii) the balance of unallocated proceeds at the reporting period end. Where feasible, Prudential Financial, Inc. will also report on relevant environmental impact metrics. The report, along with the Green Bond Framework, will be available on Prudential Financial, Inc.’s Investor Relations website. The contents of the website are not incorporated by reference into this pricing supplement.

On an annual basis, an external party will verify Prudential Financial, Inc.’s management of the proceeds from the notes and the compatibility of the selected Eligible Green Assets with the Green Bond Framework.

BNP PARIBAS	BofA Securities	Deutsche Bank Securities	HSBC	Morgan Stanley
(Green Structuring Advisor)